FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 5, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F☐

Indicateby check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and are the following documents:

Registrant’s unaudited interim financial statements for the third quarter of 2003, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange.

Super-Sol Ltd.

Interim Consolidated
Financial Statements
as at September 30, 2003

Unaudited

Interim Consolidated Financial Statements as at September 30, 2003 (Unaudited)
Super-Sol Ltd.

Directors’ Report for the Nine Months and Three Months Ended September 30, 2003
Super-Sol Ltd.

We are pleased to present the Report of the Board of Directors for the nine months and three months ended September 30, 2003 in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports) –1970.

A.	The Company and its Business Environment

The main activity of the Company is the operation of supermarket chains and the retail sales of supermarket goods in Israel.

The Company’s results of operations are directly impacted by the political, economic and security conditions in Israel. The deterioration in the economic and security conditions in Israel has had a negative effect on the Company’s results of operations. The Company’s results of operations will continue to be impacted by the above.

At the end of the third quarter of 2003, the Company was operating 173 stores in six supermarket chains: Super-Sol – 38 stores, Hyper-Netto – 75 stores, Zol LeMehadrin (formerly Birkat Rachel) – 9 stores, Universe Club – 9 stores, Cosmos – 17 stores and Food Warehouses –25 stores. Net-Sal represents an additional marketing vehicle of the Company. It enables the Company’s customers to place home-delivery orders for supermarket products via the telephone, fax or Internet.

During the third quarter, the Company opened a new Cosmos store and converted one Super-Sol store to the Hyper-Netto chain.

The overall area of the stores at the end of the third quarter is 387,700 sq.m., compared to 382,700 sq.m. at the end of the third quarter.

On October 28, 2003 the Company resolved to close 18 loss-generating stores during the coming months, as part of its strategic plan.

B.	Operating Results

The third quarter

Sales for the third quarter of 2003 were NIS 1.62 billion, a decrease of 3.6% compared to NIS 1.68 billion in the third quarter last year. The Company’s same store sales decreased by 5.8% during the quarter compared to the third quarter last year. The decrease in sales is mainly the result of the deepening recession and the increasing competition in the supermarket sector, including the opening of new stores.

The continuing trend of the difficult economic situation, the high real interest charged to households and the inflationary erosion in salaries and disposable income contributed to the decline in the public’s purchasing power compared to last year.
According to the trend data published by the Israeli Central Bureau of Statistics, gross average wages in real terms during January-July 2003 decreased by 4.8 % compared to the same period last year, and by 9.6% compared to average real wages in 2001.
The decrease in Social Security annuities resulted in an even steeper decrease in the public’s disposable income for consumption. Furthermore, according to the abovementioned trend data, unemployment continues to rise, and the unemployment rate in August 2003 reached 10.6% compared to 10.3% in August 2002.
The above is reflected in the expenditure on private consumption, which according to the trend data published by the Israeli Central Bureau of Statistics, during January-August 2003 decreased by 4.1% compared to the same period last year.

Revenues from rentals and operation of shopping malls were NIS 12 million for the third quarter, compared to NIS 15 million in the third quarter last year.

Directors’ Report for the Nine Months and Three Months Ended September 30, 2003
Super-Sol Ltd.
B.	Operating Results (cont’d)

Gross profit was NIS 417 million for the third quarter of 2003, a decrease of 7.9% compared to NIS 452 million in the same quarter last year. Gross margin from total sales was 25.7% for the quarter, compared to 26.9% in the third quarter last year. The decrease in the gross margin is the result of the real decrease in food prices as a result of the deepening recession and the competition in the supermarket sector, the conversion of stores to discount formats, net of the effect of the decrease in the Consumer Price Index on the Company’s inventory and the increase in sales of the Company’s private label products.

The financial results for the third quarter of the year compared to the third quarter last year were impacted by the decrease in the inflation rate. During the quarter the Consumer Price Index decreased by 1.0%, compared to an increase of 0.6% in the third quarter last year. As a result, and due to the presentation of index-linked financial statements, in the third quarter the inflationary adjustment of the opening balance of the inventory resulted in an increase of NIS 4 million in gross profit. In the third quarter last year, the inflationary adjustment of the opening balance of the inventory resulted in a decrease in gross profit of NIS 3 million.

Operating, selling, general and administrative costs were NIS 439 million during the third quarter, an increase of 4.2% compared to NIS 421 million during the same quarter last year. The ratio of operating, selling, general and administrative costs to total revenues was 26.9% compared to 24.9% during the same period last year. The increase in the expenses is attributable primarily to the recording of a one-time charge of NIS 13 million due to a change in the estimated economic life of certain equipment and based on the physical count of the said equipment, which caused an increase in depreciation expenses. Furthermore costs increased due to the increase in rentals and depreciation due to the opening of new stores and increased security costs in stores further to the deterioration in the security situation, net of a decrease in salary costs.

Operating loss for the third quarter was NIS 10 million, compared to operating profit of NIS 46 million in the same period last year. The operating margin was minus 0.6% compared to 2.7% last year.

Financing expenses, net for the third quarter of 2003 were NIS 11 million, compared to NIS 10 million in the same quarter last year. Financing expenses, net for the third quarter are attributable mainly to the decrease in the index of 1.0% during the quarter, which resulted in financing expenses of NIS 6 million from the appreciation of the excess of unlinked monetary liabilities over unlinked monetary assets, net. During the third quarter last year, financing expenses resulted mainly from the increase in the index to which the long-term liabilities are linked which exceeded by 0.9% the increase in the index in respect of the quarter. This increased financing expenses in respect of index-linked long-term bank loans and notes.

Subsequent to the Company’s resolution to close loss-generating stores during the coming months, in the third quarter of 2003, the Company recorded, within other expenses, the amount of NIS 98 million, due a provision for impairment of assets, a provision for future rental costs and a provision for employee termination costs. During the same quarter last year the Company recorded other expenses, net of NIS 3 million.

In the third quarter of 2003 the Company recorded a net deferred tax benefit of NIS 31 million. During the same quarter last year the Company recorded a tax expense of NIS 12 million. The effective tax rate (benefit) for the quarter was 25.6%, compared to 36.3% for the same quarter last year.

The Company’s net loss for the third quarter was NIS 89 million, compared to net profit of NIS 20 million during the same quarter last year.

The Company’s basic and diluted loss per NIS 0.1 par value of shares for the third quarter was NIS 0.44 per share, compared to earnings per share of NIS 0.10 per share during the same period last year.

Directors’ Report for the Nine Months and Three Months Ended September 30, 2003
Super-Sol Ltd.
B.	Operating Results (cont’d)

The nine months ended September 30, 2003

Sales for the nine month period reached NIS 4.76 billion, a decrease of 5.5% compared to NIS 5.04 billion in the same period last year. The Company’s same store sales decreased by 8.6% during the nine month period compared to the same period last year. The decrease in sales is mainly the result of the deepening recession and the increasing competition in the supermarket sector, including the opening of new stores, as mentioned above.

Gross profit was NIS 1.19 billion for the nine month period, a decrease of 11.1% compared to NIS 1.34 billion for the same period last year. Gross margin was 25.0% for the nine month period, compared to 26.5% for the same period last year. The decrease in the gross margin is the result of the real decrease in food prices as a result of the deepening recession and the competition in the supermarket sector, the conversion of stores to discount formats, and the decrease in supplier discounts in respect of prior years, net of the effect of the decrease in the Consumer Price Index on the Company’s inventory. Gross profit for the first nine months of 2002 exceeded gross profit for the first nine months this year by NIS 23 million, due to the recording of discounts received from suppliers in respect of 2001 as a result of the settlement of accounts for 2001 subsequent to the signing of the financial statements for 2001.

The financial results for the nine month period reflect a decrease of 1.5% in the Consumer Price Index, while the results for the same period last year reflect an increase of 7.0% in the Index. The difference of 8.5% resulted in an increase of NIS 36 million in gross profit and operating profit for the nine month period compared to the same period last year, due to the inflationary adjustment of the opening balance of the inventory.

Operating, selling, general and administrative costs were NIS 1.24 billion during the nine month period, compared to NIS 1.22 billion during the same period last year. The ratio of operating, selling, general and administrative costs to total revenues was 25.9% compared to 24.0% during the same period last year. During the period there was a decrease in salary, cleaning and maintenance expenses compared to the same period last year. On the other hand there was an increase in rentals and depreciation due to the opening of new stores. Furthermore, depreciation expenses increased as the Company recorded a one-time charge of NIS 13 million subsequent to a change in the estimated economic life of certain equipment and based on the physical count of the said equipment. In addition, there were increases in security costs and electricity costs.

Operating loss for the nine month period was NIS 16 million, compared to operating profit of NIS 160 million in the same period last year. The operating margin was minus 0.3% compared to 3.1% for the same period last year.

The Company’s financing expenses, net were NIS 24 million for the first nine months of 2003, compared to financing income, net of NIS 4 million in the same period last year. The change in financing expenses, net for the first nine months of 2003 compared to the same period last year resulted from the decrease in the index of 1.5% during the period, which resulted in financing expenses from the appreciation of the excess of unlinked monetary liabilities over unlinked monetary assets, net of NIS 7 million compared to financing income from erosion of NIS 34 million in 2002.

Other expenses of NIS 104 million, are due mainly to a provision for impairment of assets, a provision for future rental costs and a provision for employee termination costs capital losses subsequent to the Company’s resolution to close loss-generating stores during the coming months. During the same period last year the Company had other income, net of NIS 24 million, mainly from capital gains on the sale of the Company’s holdings in Avnat Ltd.

Directors’ Report for the Nine Months and Three Months Ended September 30, 2003
Super-Sol Ltd.
B.	Operating Results (cont’d)

In the first nine months of 2003 the Company recorded a net deferred tax benefit of NIS 36 million. During the same period last year the Company recorded a tax expense of NIS 73 million. The effective tax rate (benefit) for the quarter was 25.3%, compared to 38.9% for the same period last year.

The Company’s equity in losses of affiliated company for the first nine months of 2003 was NIS 3 million, compared to NIS 11 million during the first nine months of 2002 which resulted from the recording of an impairment loss by the affiliated company.

Net loss for the first nine months of 2003 was NIS 112 million, compared to net profit of NIS 103 million in the same period last year.

The Company’s basic and diluted loss per NIS 0.1 par value of shares for the nine month period was NIS 0.55 per share, compared to earnings per share of NIS 0.51 per share during the same period last year.

C.	Financial Position, Liquidity and Financing Resources

Cash flows from operating activities

Net cash inflow from operating activities was NIS 56 million in the third quarter of 2003, compared to NIS 103 million in the same quarter last year. The decrease was mainly due to the Company’s loss for the quarter.

Cash flows from investing activities

Net cash inflow from investing activities was NIS 57 million in the third quarter of 2003, compared to the net cash outflow of NIS 97 million in the same quarter last year. The increase was due to the reduction in investments in fixed assets the sale of marketable securities in the third quarter of 2003 for the payment of a dividend.

Cash flows from financing activities

Net cash outflow from financing activities for the third quarter of 2003 amounted to NIS 164 million, compared to NIS 12 million for the same quarter last year. The change was mainly due to the payment of a dividend of NIS 144 million.

At the end of the third quarter, the Company’s consolidated net short-term liabilities (short-term bank credit net of cash, deposits and marketable securities) were NIS 11 million, compared to net short-term assts of NIS 75 million at the end of the same quarter last year.

Long-term liabilities to banks and others and to holders of notes, including current maturities (hereafter –“financial debt”) were NIS 761 million at the end of the quarter, compared to NIS 802 million at the end of the same quarter last year. The ratio of loans and notes to total assets was 20.3% at the end of the quarter, compared to 19.1% at the end of the same quarter last year.

Net financial debt (financial debt net of cash, deposits and marketable securities) was NIS 677 million at the end of the quarter compared to NIS 628 million at the end of the same quarter last year.

Shareholders’ equity at the end of the quarter was NIS 1.55 billion, compared to NIS 1.99 billion at the end of the same quarter last year. The ratio of shareholders’ equity to total assets was 41.4% at the end of the quarter, compared to 47.4% at the end of the same quarter last year.

Directors’ Report for the Nine Months and Three Months Ended September 30, 2003
Super-Sol Ltd.
D.	Report on Exposure to Market Risks and Management Thereof

The person responsible for risk management in the Company is the Chief Financial Officer, Ms. Neomi Goldgevicht, who is a CPA and holds a Bachelor degree in Accounting and Economics from Tel-Aviv University. She also holds a Masters degree in Business Administration. During the last five years she served as the Chief Financial Officer of Partner Communications Ltd. In addition, she was a member of the committee and the advisory board of the Bank of Israel. Today she is a member of the estate committee.

Other than the above, no material changes have occurred in the current period with respect to the exposure of the Company to market risks and management thereof (as stated in the guideline of the Securities Authority), as these were reported by the Company on August 7, 2003.

In the current period the Company purchased futures contracts on the dollar and euro exchange rates.

Monetary assets and liabilities analyzed by currency and linkage base:

	September 30, 2003
	Israeli currency		Foreign
	Non-linked	Linked to Israeli CPI	currency or linked thereto	Other	Total
	Adjusted NIS (millions)
Cash and cash equivalents	79	-	5	-	84
Trade receivables	750	-	-	-	750
Other receivables	19	37	-	20	76
Long-term loans and fund,
including current maturities	-	17	-	-	17

	878	54	5	20	927

Bank credit	32	-	-	-	32
Trade payables	989	1	-	-	990
Other payables	339	58	-	1	398
Notes, including current maturities	-	404	-	-	404
Liabilities to banks and others,
including current maturities	-	357	-	-	357

	1,360	820	-	1	2,181

	482	(766)	5	19	(1,254)

Report on the derivative positions of the Company:

September 30, 2003
	$		Euro
	Par value	Fair value	Par value	Fair value
	Long - up to one year		Long - up to one year
NIS millions
Future contract (forward)
For hedging purposes,
recognized
for accounting purposes	6	6	-	-

Directors’ Report for the Nine Months and Three Months Ended September 30, 2003
Super-Sol Ltd.
E.	Impact of External Factors

On April 17, 2000, representatives of the Israel Antitrust Authority (the “Authority”) conducted a search at the offices of the Company in connection with suspected restrictive trade practices among supermarket chains and suppliers. The Authority seized documents of the Company, including correspondence with suppliers, relating to the years 1996 – 2000. To the best of the Company’s knowledge, three former executive officers of the Company, one executive officer and certain employees were questioned by the Authority.

On May 29, 2003, the Israeli Antitrust Commissioner (hereafter “the Commissioner”) published a document describing his position regarding various trade practices among the large supermarket chains, including the Company and dominant food suppliers. The document includes a description of business practices among the large supermarket chains and dominant food suppliers, which in the opinion of the Commissioner violate the Israeli Antitrust Law of 1988 (hereafter “the Antitrust Law”). The Commissioner did not state in the document which large supermarket chain operated according to the said practices, in part or in entirety. The wording of the document is general and is addressed to all the chains and all the food suppliers. Furthermore, the Commissioner states in the document that he has not yet decided whether to exercise his authority regarding past activities. Along with the description of the business practices that prevailed, or continue to prevail, among the chains and the dominant food suppliers, the Commissioner stipulates a long list of future behavior rules that he wishes to implement in the relationships among the supermarket chains and the dominant food suppliers. According to the opinion of the Company’s legal counsel, part of the future behavior rules are derived from the Antitrust Law and the Commissioner’s determination does not alter the law. The Commissioner published the document for comment by the public for a 45-day period, i.e. until July 13, 2003. The Company responded orally to the rules. At this stage, the Commissioner has not put together a response and/or policy on the matter, thus it is difficult, at this stage, to evaluate the impact on the Company of any actions the Commissioner may take or any final rules that may be adopted.

F.	Dividend

On August 7, 2003 the Company’s Board of Directors resolved to distribute a dividend for 2003 of 707.5% (NIS 0.71 per share). The total amount of the dividend was NIS 150 million. The dividend was paid on September 10, 2003 to the shareholders of record as of August 24, 2003.

G.	The Board of Directors

During the nine months ended September 30, 2003, the Board of Directors held 15 meetings. The committees of the Board of Directors held additional meetings.

Avraham Bigger	Effie Rosenhaus
Chairman of the Board of Directors	Chief Executive Officer

November 5, 2003

Somekh Chaikin

Mail address PO Box 609 Tel Aviv 61006 Israel	Office address KPMG Millennium Tower 17 Ha'arba'a Street Tel Aviv 61070 Israel	Telephone: 972 3 684 8000 Fax: 972 3 684 8444

The Board of Directors of
Super-Sol Ltd.
Rishon Le-Zion

Dear Sirs,

Review of the Unaudited Interim Consolidated Financial Statements for the nine month and three month periods ended on September 30, 2003

At your request we have reviewed the interim consolidated balance sheet of Super-Sol Ltd. and its subsidiaries as at September 30, 2003 and the related consolidated statements of income, the statements of changes in shareholders' equity and the consolidated statements of cash flows for the nine month and three month periods then ended.

Our review was conducted in accordance with procedures established by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the above financial statements, reading the minutes of Shareholders' Meetings and meetings of the Board of Directors and its committees as well as making inquires of persons responsible for financial and accounting matters.

The data relating to the net asset value of the Company's investment in the affiliated company and to its equity in the operating results of the affiliated company, is based on interim financial statements which were reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an examination in accordance with generally accepted auditing standards, we do not express an opinion on the above financial statements.

In the course of our review, including the reading of the review report of other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Yours truly, BY: /S/ Somekh Chaikin —————————————— Somekh Chaikin Certified Public Accountants (Isr.)

November 5, 2003

Consolidated Balance Sheets
Adjusted New Israeli Shekels as of September 2003	Super-Sol Ltd.

	September 30 2003	September 30 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions

Assets
Current assets
Cash and cash equivalents	84	70	67
Marketable securities	-	103	105
Trade receivables	750	812	693
Other receivables	76	71	69
Inventory	404	475	422

	1,314	1,531	1,356

Investments and loans
Affiliated company	-	13	3
Long-term loans and fund	17	21	21

	17	34	24

Fixed assets	2,298	2,535	2,378

Deferred costs and other assets	116	108	95

	3,745	4,208	3,853

Liabilities and shareholders' equity
Current liabilities
Bank credit	95	98	118
Current maturities in respect of notes	17	17	17
Trade payables	990	975	849
Other payables	398	355	290
Proposed dividend	-	-	71

	1,500	1,445	1,345

Long-term liabilities
Liabilities to banks and others	294	291	270
Liabilities in respect of notes	387	401	403
Liabilities for employee severance benefits	14	3	7
Losses of affiliated company	1	-	-
Deferred taxes	-	75	23

	696	770	703

Shareholders' equity	1,549	1,993	1,805

	3,745	4,208	3,853

Avraham Bigger	Effie Rosenhaus	Neomi Goldgevicht
Chairperson of the Board of Directo	Chief Executive Officer	Executive Vice President - Chief Financial
Officer

Date of approval: November 5, 2003
The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Income
Adjusted New Israeli Shekels as of September 2003	Super-Sol Ltd.

	Nine months ended		Three months ended		Year ended
	September 30 2003	September 30 2002	September 30 2003	September 30 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions (except per share data)

Revenues
Sales	4,762	5,041	1,620	1,681	6,610
Rentals and operation of
shopping malls	36	47	12	15	60

	4,798	5,088	1,632	1,696	6,670

Costs and expenses
Cost of sales	3,573	3,705	1,203	1,229	4,847
Operating, selling,
administrative and general	1,241	1,223	439	421	1,620

	4,814	4,928	1,642	1,650	6,467

Operating profit (loss)	(16)	160	(10)	46	203

Other income (expenses), net
Financial income (expenses), net	(24)	4	(11)	(10)	(6)
Other income (expenses), net	(104)	24	(98)	(3)	(163)

	(128)	28	(109)	(13)	(169)

Earnings (loss) before income tax	(144)	188	(119)	33	34

Income tax	36	(73)	31	(12)	(25)

Earnings (loss) after income tax	(108)	115	(88)	21	9

Company's equity in losses of
affiliated company, net	(3)	(11)	(1)	(1)	(22)

	(111)	104	(89)	20	(13)
Minority interest in
earnings of subsidiary	(1)	(1)	-	-	(1)

Net earnings (loss)	(112)	103	(89)	20	(14)

Earnings per share
(primary and diluted)

Earnings per NIS 0.1 par value	(0.55)	0.51	(0.44)	0.10	(0.07)

Earnings per NIS 1 par value	(5.52)	5.07	(4.42)	0.97	(0.69)

The accompanying notes are an integral part of these interim financial statements.

Statements of Changes in Shareholders’ Equity
Adjusted New Israeli Shekels as of September 2003	Super-Sol Ltd.

	Share capital	Capital reserves	Treasury shares	Post-balance sheet proposed dividend	Retained earnings	Total
	NIS millions

Nine months ended
September 30, 2003 (unaudited)

Balance at January 1, 2003	240	493	(86)	-	1,158	1,805
Dividend proposed and paid during
the period (1)	-	-	-	-	(144)	(144)
Net loss for the nine months
ended September 30, 2003	-	-	-	-	(112)	(112)

Balance at September 30, 2003	240	493	(86)	-	902	1,549

Three months ended
September 30, 2003 (unaudited)

Balance at July 1, 2003	240	493	(86)	144	991	1,782
Dividend proposed and paid during
the period (1)	-	-	-	(144)	-	(144)
Net loss for the three months
ended September 30, 2003	-	-	-	-	(89)	(89)

Balance at September 30, 2003	240	493	(86)	-	902	1,549

(1)	Net of dividend to a subsidiary.

The accompanying notes are an integral part of these interim financial statements.

Statements of Changes in Shareholders’ Equity (cont'd)
Adjusted New Israeli Shekels as of September 2003	Super-Sol Ltd.

	Share capital	Capital reserves	Treasury shares	Retained earnings	Total
	NIS millions

Nine months ended
September 30, 2002 (unaudited)

Balance at January 1, 2002	240	490	(86)	1,242	1,886
Exercise of stock options	-	1	-	-	1
Tax benefit in respect of stock
options exercised by employees	-	2	-	-	2
Erosion of prior year
proposed dividend	-	-	-	1	1
Net earnings for the nine months
ended September 30, 2002	-	-	-	103	103

Balance at September 30, 2002	240	493	(86)	1,346	1,993

Three months ended
September 30, 2002 (unaudited)

Balance at July 1, 2002	240	493	(86)	1,326	1,973
Net earnings for the three months
ended September 30, 2002	-	-	-	20	20

Balance at September 30, 2002	240	493	(86)	1,346	1,993

Year ended
December 31, 2002 (audited)

Balance at January 1, 2002	240	490	(86)	1,242	1,886
Exercise of stock options	-	1	-	-	1
Tax benefit in respect of stock
options exercised by employees	-	2	-	-	2
Net loss for the year
ended December 31, 2002	-	-	-	(14)	(14)
Erosion of prior year
proposed dividend	-	-	-	1	1
Dividend proposed (1)	-	-	-	(71)	(71)

Balance at December 31, 2002	240	493	(86)	1,158	1,805

(1)	Net of dividend to a subsidiary.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows
Adjusted New Israeli Shekels as of September 2003	Super-Sol Ltd.

	Nine months ended		Three months ended		Year ended
	September 30 2003	September 30 2002	September 30 2003	September 30 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions

Cash flows from operating activities
Net earnings (loss)	(112)	103	(89)	20	(14)
Adjustments necessary to reflect cash
flows from operating activities
(see Annex 1)	393	(31)	145	83	148

Net cash generated by
operating activities	281	72	56	103	134

Cash flows from investing activities
Purchase of fixed assets	(136)	(244)	(25)	(92)	(301)
Investment in deferred costs
and other assets	(15)	(20)	(2)	(7)	(23)
Purchase of marketable securities	(66)	(105)	(10)	-	(105)
Proceeds from sale of
marketable securities	173	2	83	2	2
Proceeds from disposal of fixed assets	10	10	7	-	11
Long-term loan and fund repaid	4	1	4	1	1
Proceeds from sale of investment in
proportionately consolidated
company (see Annex 2)	-	48	-	-	48
Investment in capital notes
and loans to affiliated company, net	(1)	(2)	-	(1)	(4)

Net cash generated by (used in)
investing activities	(31)	(310)	57	(97)	(371)

Cash flows from financing activities
Exercise of stock options	-	1	-	-	1
Dividend paid	(214)	(99)	(144)	-	(99)
Proceeds from issue of notes
(net of issue expenses)	-	413	-	-	413
Repayment of notes	(17)	-	-	-	-
Receipt of long-term loans
from banks and others	118	3	-	-	3
Repayment of long-term loans
from banks and others	(127)	(50)	(19)	(11)	(74)
Short-term credit from banks, net	7	-	(1)	(1)	20

Net cash generated by (used in)
financing activities	(233)	268	(164)	(12)	264

Increase (decrease) in cash
and cash equivalents	17	30	(51)	(6)	27

Balance of cash and cash equivalents
at the beginning of the period	67	40	135	76	40

Balance of cash and cash equivalents
at the end of the period	84	70	84	70	67

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statements of Cash Flows (cont’d)
Adjusted New Israeli Shekels as of September 2003	Super-Sol Ltd.

	Nine months ended		Three months ended		Year ended
	September 30 2003	September 30 2002	September 30 2003	September 30 2002	December 31 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions

Annex 1

Adjustments necessary to reflect
cash flows from operating activities

Income and expenses
not involving cash flows:
Depreciation of fixed assets and
amortization of deferred costs	169	153	66	52	206
Impairment of fixed assets and deferred costs due
to the initial implementation of Standard 15	-	-	-	-	182
Change in deferred taxes, net	(52)	14	(64)	1	(36)
Company's equity in losses of
affiliated company, net	3	11	1	1	22
Minority interest in earnings of subsidiary	1	1	-	-	1
Increase (decrease) in provision for
employee severance benefits	7	(2)	2	(1)	2
Expenses in respect of strategic
recovery plan	98	-	98	-	-
Capital losses, net	2	-	-	2	1
Erosion of long-term liabilities	4	(5)	5	6	1
Erosion and accrued interest, net on
long-term loans granted to others	-	2	-	1	4
Increase in value of marketable securities	(1)	-	(1)	(2)	(3)
Capital gain on the sale of the
investment in a proportionately
consolidated company	-	(26)	-	-	(26)

Changes in asset and liability items:
Increase in trade receivables	(57)	(202)	(97)	(76)	(83)
Decrease (increase) in other current assets	(5)	(11)	27	(20)	(11)
Decrease (increase) in inventory	18	(36)	(12)	(15)	17
Increase (decrease) in trade payables	158	(16)	104	87	(150)
Increase in other payables	48	86	16	47	21

	393	(31)	145	83	148

Annex 2

Proceeds from sale of the investment in
proportionately consolidated company
Working capital (excluding cash)	-	(3)	-	-	(3)
Fixed assets	-	101	-	-	101
Long-term liabilities	-	(76)	-	-	(76)
Capital gain on the sale of investment	-	26	-	-	26

	-	48	-	-	48

Annex 3

Additional data relating to investing
and financing activities
not involving cash flows
Investment in fixed assets	8	18	8	18	21

Increase in deferred costs	3	2	3	2	7

Dividend proposed	-	-	-	-	71

The accompanying notes are an integral part of these interim financial statements.

Notes to the Consolidated Financial Statements as at September 30, 2003 (Unaudited)
Super-Sol Ltd.
Note 1	– Reporting Principles and Accounting Policies

The main activity of Super-Sol Ltd. (the “Company”) is the operation of supermarket chains and the retail sales of supermarket goods in Israel.

A.	Unaudited interim financial statements

1.	These interim financial statements are prepared in a condensed format in accordance with generally accepted accounting principles in Israel for interim financial statements.

2.	These financial statements are as at September 30, 2003 and for the nine and three month periods then ended. They should be read in conjunction with the annual audited financial statements of the Company as at December 31, 2002 and for the year then ended and their accompanying notes. Results of operations for the nine month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

3.	The main accounting policies were applied in the preparation of the interim financial statements in a manner consistent with the audited financial statements as at December 31, 2002.

B.	Adjusted financial statements

In accordance with opinions of the Institute of Certified Public Accountants in Israel, the Company presents its interim financial statements in NIS adjusted for changes in Israeli Consumer Price Index (the “Israeli CPI”). All figures in the interim financial statements are presented in adjusted New Israeli Shekels (“Adjusted NIS”), which have a constant purchasing power as of September 30, 2003.

Following are details of changes in the Israeli CPI and the exchange rate of the U.S. dollar for the reported periods:

	CPI	Exchange rate of the U.S. dollar
	%	%

Nine months ended September 30, 2003	(1.49)	(6.25)
Three months ended September 30, 2003	6.99	10.30
Nine months ended September 30, 2002	(0.99)	2.99
Three months ended September 30, 2002	0.65	2.14
Year ended December 31, 2002	6.50	7.27

Notes to the Consolidated Financial Statements as at September 30, 2003 (Unaudited)
Super-Sol Ltd.
Note 2	– Events During the Third Quarter

1.	On April 9, 2003, the Company received a request that was filed with the Tel Aviv District Court for recognition of, as a class action suit, a claim against the Blue Square, Kol-Bo Hatzi-Hinam, Club Market and the Company, for monetary compensation of NIS 320 million. In as much as it relates to the Company, the claim concerns the purchase of two delicatessen products by weight.
Management’s estimation, based on the opinion of the Company’s legal advisors, is that at this stage it is not possible to estimate the chances of lawsuit or even the chances of the request for recognition of the claim as a class action suit.

2.	On May 27, 2003, the Company received a motion for recognition of, as a class action suit, a claim against the Company, for monetary compensation of NIS 12 million, in accordance with clauses 17a and 17b of the Consumer Protection Law 5741 – 1981, regarding the display of prices upon beverage bottles.
Management’s estimation, based on the opinion of the Company’s legal advisors, is that there is a good chance of reaching a settlement, subsequent to which the claim against the Company will be dismissed.

3.	On April 17, 2000, representatives of the Israel Antitrust Authority (the “Authority”) conducted a search at the offices of the Company in connection with suspected restrictive trade practices among supermarket chains and suppliers. The Authority seized documents of the Company, including correspondence with suppliers, relating to the years 1996 – 2000. To the best of the Company’s knowledge, three former executive officers of the Company, one executive officer and certain employees were questioned by the Authority.

On May 29, 2003, the Israeli Antitrust Commissioner (hereafter “the Commissioner”) published a document describing his position regarding various trade practices among the large supermarket chains, including the Company and dominant food suppliers. The document includes a description of business practices among the large supermarket chains and dominant food suppliers, which in the opinion of the Commissioner violate the Israeli Antitrust Law of 1988 (hereafter “the Antitrust Law”). The Commissioner did not state in the document which large supermarket chain operated according to the said practices, in part or in entirety. The wording of the document is general and is addressed to all the chains and all the food suppliers. Furthermore, the Commissioner states in the document that he has not yet decided whether to exercise his authority regarding past activities. Along with the description of the business practices that prevailed, or continue to prevail, among the chains and the dominant food suppliers, the Commissioner stipulates a long list of future behavior rules that he wishes to implement in the relationships among the supermarket chains and the dominant food suppliers. According to the opinion of the Company’s legal counsel, part of the future behavior rules are derived from the Antitrust Law and the Commissioner’s determination does not alter the law. On the other hand, part of said rules are not derived from law and constitute prohibitions that are not founded in law. The Commissioner published the document for comment by the public for a 45-day period, i.e. until July 13, 2003. The Company responded orally to the rules. At this stage, the Commissioner has not put together a response and/or policy on the matter, thus it is difficult, at this stage, to evaluate the impact on the Company of any actions the Commissioner may take or any final rules that may be adopted.

4.	Appointment of CEO

On July 27, 2003 the Company’s Board of Directors resolved to appoint Mr. Effie Rosenhaus as Chief Executive Officer of the Company, with the resignation of Mr. Joel Feldschuh, the CEO from May 26, 2003 until that date.

5.	Dividend

On August 7, 2003 the Company’s Board of Directors resolved to distribute a dividend for 2003 of 707.5% (NIS 0.71 per share). The total amount of the dividend was NIS 150 million. The dividend was paid on September 10, 2003 to the shareholders of record as of August 24, 2003.

Notes to the Consolidated Financial Statements as at September 30, 2003 (Unaudited)
Super-Sol Ltd.
Note 3	– Change in Accounting Estimate

During the third quarter of 2003, the Company re-examined the economic useful life of certain equipment used by the Company. As a result of this examination, the Company reduced the depreciation period from five and 15 years to three years. Subsequent to this change in estimate, and based on the physical count of said equipment, the Company recorded a one-time charge of NIS 13 million, which was included in the Company’s depreciation expenses. The impact of the change in the depreciation rate on the Company’s future results is not expected to be material.

Note 4	– Strategic Recovery Plan

On October 28, 2003 the Company resolved to close 18 loss-generating stores during the coming months, as part of its strategic plan. Subsequent to this resolution, the Company recorded, within other expenses, a provision for impairment of assets, a provision for future rental costs and a provision for employee termination costs, totaling NIS 98 million (NIS 64 million after tax).

Note 5	– Contingent Liability

In October 2003 the Company received notification from a local authority of an amendment to a municipal tax assessment amounting to NIS 10 million. Management’s estimation, based on the opinion of the Company’s legal advisors, is that there is a good chance that the assessment will be dismissed.

Note 6	— Recent Accounting Pronouncement

In October 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, “Discontinuance of Adjustment of Financial Statements”. According to this standard the adjustment of financial statements to the effect of the changes in the general purchasing power of the Israeli currency will be discontinued as of January 1, 2003.

In December 2002 the Israel Accounting Standards Board published Accounting Standard No. 17 according to which the implementation of the Standard No. 12 is deferred to January 1, 2004. Therefore the adjustment of the financial statements will be discontinued as of January 1, 2004. Until December 31, 2003 the Company will continue to prepare adjusted financial statements according to Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The inflation adjusted amounts included in the financial statements as at December 31, 2003 will be the basis for the nominal financial reporting starting January 1, 2004. The implementation of Standard No. 12 could have a material effect on the reported business results of the Company. The extent of the effect depends on the rate of inflation, composition of assets and on the Company’s sources of financing.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv.

Dated: November 5, 2003